WITHDRAWAL OF POST EFFECTIVE AMENDMENT TO

REGISTRATION STATEMENT ON FORM S-1

NewBridge Global Ventures, Inc.

626 East 1820 North

Orem, UT 84097

September 25, 2018

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	NewBridge Global Ventures, Inc. Withdrawal of Post-Effective Amendment to Registration Statement on Form S-1 File No. 333-210325

Ladies and Gentlemen:

On behalf of NewBridge Global Ventures, Inc., a Delaware corporation (“Company”), we hereby request, pursuant to Rule 477 of the Securities Act of 1933, as amended (“Securities Act”), that the Post-Effective Amendment (File No. 333-210325) to Registration Statement on Form S-1 (333-224497), as filed with the Securities and Exchange Commission (“Commission”) on August 27, 2018 (“Amendment”) be withdrawn effective immediately. The Company is seeking withdrawal of the Amendment because of errors in the filing. The Amendment has not been declared effective and none of the Company’s securities has been sold pursuant to the Amendment.

Accordingly, we request that the Commission issue an order granting the withdrawal of the Registration Statement (“Order”) effective as of the date hereof or at the earliest practicable date hereafter. Please provide a copy of the Order to J. Martin Tate, Esq. of Carman Lehnhof Israelsen, LLP, via email at mtate@clilaw.com.

Should you have any questions regarding this request for withdrawal, please contact J. Martin Tate of Carman Lehnhof Israelsen, LLP by telephone at (801) 534-4435.

Sincerely,

/s/ J. Martin Tate

J. Martin Tate

Carman Lehnhof Israelsen LLP